Mail Stop 4561

September 26, 2008

A. Dale Mayo
Chief Executive Officer
Access Integrated Technologies, Inc.
55 Madison Avenue, Suite 300
Morristown, New Jersey 07960

> **Re:** **Access Integrated Technologies, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2008**
> **Filed on June 16, 2008**
> **Form 10-Q for the quarterly period ended June 30, 2008**
> **Filed on August 11, 2008**
> **File No. 000-51910**

Dear Mr. Mayo:

We have reviewed your response letter dated September 5, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 6, 2008.

Form 10-K for the fiscal year ended March 31, 2008

General

1. We note that you did not provide the acknowledgements that appear at the end of our prior comment letter. Please submit the representations from the company in your next response letter.

Item 1. Business

2. We note that your response to prior comment 23 does not address your consideration of Item 101(b) of Regulation S-K. As stated in our previous comment, in your Business section, please disclose or provide a cross-reference to the notes to the financial statements of financial information regarding each of the company's three reporting segments including revenues from customers, a measure of profit or loss and total assets for each of the last three years.

Management's Discussion and Analysis of Financial Condition and Results of Operations

3.   We note that the entirety of your proposed disclosure in your response to prior comment 4 regarding Phase II deployment is not contained in the Form 10-Q for the quarter ended June 30, 2008. Further, your response regarding the financing that you intend to pursue and the course of action if you are unable to secure funding seems general. In future filings, please provide as much specificity as possible regarding your future financing plans and discuss the alternatives that you will consider if none of your financing options are successful.

Critical Accounting Policies, page 23

4.   Your response to prior comment 5 indicates that you will add disclosures stating that you primarily rely upon third party valuation reports to estimate the fair value of goodwill and intangible assets. Please describe the nature and extent of the specialist involvement in your determination of the fair value. See Securities Act Rule 436 of Regulation C.

Liquidity and Capital Resources, page 28

5.   We note your response to comment 7 that you will provide an enhanced discussion of the primary drivers of the business in future filings. It appears that the disclosure in the Liquidity and Capital Resources section of the Form 10-Q for the quarter ended June 30, 2008 does not contain this enhanced disclosure. Please advise.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-14

6.   Your response to prior comment 13 indicates that the revenue recognition policy was revised to include more information regarding your major sources of revenues. Consider providing additional disclosures to describe the timing of recognition and the basis for meeting the relevant revenue recognition criteria for each type of deliverable you offer. Provide us with any proposed revisions to your disclosures describing how you recognize revenue. Refer to SAB Topic 13B, Question 1.

7.   We note from your response to prior comment 14 that software licenses are accounted for in accordance with SOP 97-2, however, other services such as IT consulting and software maintenance services are accounted for in accordance SAB 104 since they are covered by separate contractual arrangements. Clarify why you do not consider these other services to be part of a single multiple-

element arrangement. Tell us how you considered each of the factors discussed in TPA 5100.39 in accounting for these other services as separate arrangements. If after further consideration you determine that the other services should be included as part of a single multiple-element arrangement, tell us whether you are able to establish fair value (or VSOE, if applicable) for the individual elements and how you considered the separation and allocation guidance in EITF 00-21 (or SOP 97-2, if applicable). Your response should discuss the accounting policy for each unit of accounting as well as how units of accounting are determined and valued.

8. Your response to prior comment 15 appears to indicate that your ASP service agreements are outside the scope of SOP 97-2. However, the disclosures in your table indicate that the ASP service arrangements are accounted for in accordance with SOP 97-2. Please clarify the accounting literature relied upon for your ASP service arrangements. Provide us with any proposed revisions to your disclosures.

9. Your response to prior comment 16 indicates that you will change the reference in your table from SAB 104 to SOP 81-1 with respect to customized software development arrangements recognized on a percentage of completion basis. Please confirm that you will modify your disclosures as indicated in your response. Provide us with any proposed revisions to your disclosures.

Form 10-Q for the quarterly period ended June 30, 2008

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Business Combinations and Intangible Assets, page 9

10. We note the recent drop in your stock price and market capitalization since the fiscal year ended March 31, 2008. It appears as though this is a triggering event that may require you to reassess your goodwill for impairment.   See paragraph 28 of SFAS 142. If so, please tell us how your evaluation of goodwill impairment complies with paragraphs 19 through 22 of SFAS 142. Explain how you determine the fair value of your reporting units and how your estimate of fair value complies with paragraphs 23 through 25 of SFAS 142.

Note 5. Debt and Credit Facilities, page 12

11. We note from your disclosures on page 14 that you entered into an interest rate swap agreement in connection with the GE Credit Facility. Please clarify when you executed this swap as it appears as though the interest rate swap agreement had commenced on August 1, 2008.

Item 4. Controls and Procedures, page 28

12.   We note your statement that "In designing and evaluating [y]our disclosure
        controls and procedures, management recognizes that any controls, no matter how
        well designed and operated, can provide only reasonable, not absolute, assurance
        of achieving the desired control objectives." Please clearly state, if true, that your
        disclosure controls and procedures are *designed to* provide reasonable assurance
        of achieving their objectives and that your principal executive officer and
        principal financial officer concluded that your disclosure controls and procedures
        are effective at that reasonable assurance level. In the alternative, remove the
        reference to the level of assurance of your disclosure controls and procedures.
        Please refer to Section II.F.4 of Management's Reports on Internal Control Over
        Financial Reporting and Certification of Disclosure in Exchange Act Periodic
        Reports, SEC Release No. 33-8238, available on our website at
        http://www.sec.gov/rules/final/33-8238.htm.

                                    * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if
you have any questions regarding comments on the financial statements and related
matters. Please address questions regarding all other comments to Jan Woo, Staff
Attorney, at (202) 551-3453 or Barbara Jacobs, Assistant Director at (202) 551-3730. If
you need further assistance, you may contact me at (202) 551-3730.

                                            Sincerely,

                                            Stephen Krikorian
                                            Accounting Branch Chief